GreenPlex Services, Inc.

10183 North Aero Drive, Suite 2

Hayden, ID 83835

Via Electronic Submission

        June 23, 2010

Securities and Exchange Commission

Division of Corporation Finance

Mail-Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Damon Colbert

RE:

GreenPlex Services, Inc.

Registration Statement on Form S-1

Filed June 4, 2010

File No.  333-165951

Dear Mr. Colbert,

We hereby transmit for filing Amendment No. 2 to our Registration Statement on Form S-1 (File No. 333-165951).

In addition, this cover letter is being filed on EDGAR in response to the Staff’s comment letter to us, dated May 18, 2010, in connection with our above referenced S-1 filing.  Responses to the comments contained in your comment letter correspond to the response numbers below.  Page numbers refer to the page numbers of the EDGAR filed redlined document.

1.

For of our Amendment No.1, we had FedExed two redlined hardcopies to the SEC address above, C/O Damon Colbert, and they were signed for but obviously not delivered to the correct department, tracking number 8703 3873 5173.  We apologize that those were lost, and we will now file the redlined version of this current Amendment No. 2 through the EDGAR filing system to comply with Rule 472.

2.

We have made revisions to the quantity of shares to be outstanding after the offering from 300,000 to 1,480,000 in the table on page 3, this was an error.

3.

We note that the reproduction of our statement in the received comment letter is incorrect and that the beginning of the statement in question within the Reports to Stockholders section on page 11 in our Amendment No.1 reads, “we are obligated to file…”.  We have revised the statement in question further for clarity to our readers.

4.

We revised the Reports to Stockholders section on page 11 to include disclosure required by Item 101(h)(5)(i) that we will voluntarily send annual reports to our security holders.

5.

We revised the Employees section on page 18 to remove the term “open-ended” and added disclosure for better clarity to the reader.

6.

We revised the business experience sections for both Mr. Christman and Ms. Troyer to give further disclosure as requested.

7.

We revised the business experience section for Mr. Carlson to disclose information on the reality TV shows he worked on and particular seasons as requested.

8.

There are currently no outstanding derivative securities of any type issued by the company.  There are no non-vested derivatives outstanding and no vested derivatives outstanding.  Both sections referenced alluded to this fact.  We have deleted the first statement identified in the section Security Ownership of Certain Beneficial Owners and Management on page 50 to avoid confusion to the reader.

Please do not hesitate to contact our securities counsel, Michael R. Espey at (206) 860-6022 or the undersigned at (208) 591-3281 should you have any questions about the contents of this letter or the Amendment No. 2 to the Registration Statement on Form S-1.  The Company fax line is (208) 956-8296.

Sincerely,

/s/ Kyle W. Carlson

Kyle W. Carlson

President & Chief Executive Officer

GreenPlex Services, Inc.